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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 11)*

                        RICHTON INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    765516109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Mr. Cornelius F. Griffin
                       Richton International Corporation
          340 Main Street, Madison, N.J. 07940 Telephone (201) 966-0104

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 15, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 765516109                  13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Fred R. Sullivan
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



     00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                       1,573,197
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
                         0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                         1,573,197
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,573,197

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.2

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

Item 1.       Security and Issuer.

              This Amendment No. 11 to Schedule 13D (the "Amendment") relates to the shares of Common Stock (the "Common Stock") of Richton International Corporation (the "Company"). The Company's principal executive office is located at 340 Main Street, Madison, New Jersey 07940.


Item 2.       Identity and Background.

              This Amendment is filed by Fred R. Sullivan (the "Reporting Person"). The business address for the Reporting Person is 340 Main Street, Madison, New Jersey 07940. The Reporting Person is a citizen of the United States and is Chairman of the Board and Chief Executive Officer of the Company. The information previously set forth under "Item 2. Identity and Background" in Amendment No. 1 and 2 to the Reporting Person's Schedule 13D filed previously is not amended in any respect.


Item 3.       Source and Amount of Funds
              or Other Consideration

              No funds were used to effect the transfer of the 903,024 shares of Common Stock (the "Stock") and the Warrants (as hereinafter defined)(the Stock and Warrants are collectively referred to herein as the "Securities") to FRS
Capital Company, LLC ("FRS"). In exchange for the transfer to it of the Stock, FRS issued to the Reporting Person membership interests in FRS. The Reporting Person is the managing member of FRS and, accordingly, has the power to direct the voting and disposition of the Securities. The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than his options (the "Options") to acquire 120,000 shares of Common Stock.


Item 4.       Purpose of Transaction

              The Securities were transferred by the Reporting Person to FRS in connection with planning by Mr. Sullivan with respect to his investment assets. Except as set forth below, the Reporting Person has no present plans or proposals as a shareholder which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than the Options); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company and in such capacities, he will take such actions as he believes are in the best interests of the Company and all of its stockholders.


Item 5.       Interest in Securities of the Issuer

              The Reporting Person may be deemed to own beneficially in the aggregate 1,573,197 shares (the "Shares") of Common Stock inclusive of the (i) 903,024 shares of Common Stock and warrants to acquire an aggregate of 336,250 shares (the "Warrants") of Common Stock owned by FRS and which may be deemed to be owned beneficially by the Reporting Person by virtue of his investment and voting control with respect to the Securities, (ii) the Options (exclusive of options to acquire 30,000 shares of Common Stock which are not exercisable during the 60 days from the date  hereof),  (iii)  208,923 shares of Common Stock (the "Trust Shares") owned by the Franc M. Ricciardi Residuary Trust (the "Trust"), of which Mr. Sullivan is the sole trustee, and (iv) 5,000 shares of Common Stock owned directly by the Reporting Person.
  Based on the 2,947,892 shares of Common Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, and after giving effect to the shares of Common Stock issuable upon exercise of the Options and Warrants, the 1,573,197 shares of Common Stock owned beneficially by the Reporting Person constitutes 46.2% of the shares of Common
 Stock outstanding. The Reporting Person transferred the Stock to FRS on or about September 15, 1997 in a private transaction in exchange for all the membership interests in FRS. The Reporting Person (i) transferred the
Warrants to FRS in a private transaction on or about September 24, 1997, and
(ii) acquired 5,000 shares of Common Stock at a purchase price of $5 1/8 per share in an open market transaction on September 9, 1997. The Reporting Person disclaims any and all pecuniary interest in the Securities and the Trust Shares. The Reporting Person has the sole power to vote and direct the vote and to dispose and direct the disposition of the Shares.

Item 6.       Contracts, Arrangements, Understandings
              or Relationships with Respect to Securities of the Issuer

              The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Warrants.


Item 7.       Material to be Filed as Exhibits.

              Not Applicable.



SIGNATURES


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



September 25, 1997



                                            By:/s/ Fred R. Sullivan
                                            -----------------------
                                               Fred R. Sullivan